UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated November 8, 2023, announcing preliminary financial results for the quarter ended September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: November 8, 2023	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q3 2023

SFL Corporation Ltd.

Preliminary Q3 2023 results and increased quarterly cash dividend to $0.25 per share

Hamilton, Bermuda, November 8, 2023. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2023.

Highlights
•79th consecutive quarterly dividend declared, increased to $0.25 per share
•Net profit of $29.3 million or $0.23 per share in the third quarter
•Received charter hire1 of $214 million in the quarter, including $2.6 million of profit share
•Adjusted EBITDA2 of $122.4 million from consolidated subsidiaries, plus an additional $7.9 million adjusted EBITDA2 from 49.9% owned associated companies
•Delivery of Emden, our first LNG dual-fuel Car Carrier
•Successful completion of Hercules' drilling contract for ExxonMobil in Canada, and mobilization to new contract in Namibia
•Subsequent to quarter end, Maersk has declared an extension option for the 9,500 teu container vessel Maersk Sarat until mid 2025

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are very pleased to increase the distribution to our shareholders as we take delivery of our first dual-fuel newbuilding and pay our 79th consecutive dividend. Our harsh environment semi-submersible rig Hercules is back in operation, and the next three car carrier newbuilds will be delivered over the next few quarters. This, combined with strong contract renewals for existing vessels, is expected to increase our charter revenues and further support a long term distribution capacity.

The revenue growth is not only enabled by our full-service time charter offering, but also by our consistent focus on maintaining a modern high quality fleet and initiating energy efficiency projects across our assets. The strength of our operating platform is further illustrated by our ability to execute multiple repeat transactions with several industry leading counterparties and continuously build our fixed rate charter backlog, currently standing at $3.4 billion»

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.25 per share. The dividend will be paid on or around December 28, to shareholders of record as of December 15, and the ex-dividend date on the New York Stock Exchange will be December 14, 2023.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

Results for the Quarter ended September 30, 2023
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $204.9 million in the third quarter of 2023, compared to $164.6 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.2 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including gain from sale of vessels of $2.2 million, net positive mark-to-market effects from derivatives of $2.3 million, positive mark-to-market effects from equity investments of $0.3 million and a decrease of $0.3 million on credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $29.3 million, or $0.23 per share.

Business Update
As of September 30, 2023, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 73 wholly or partly owned vessels and newbuildings under construction was approximately $3.4 billion with a weighted remaining charter term of 5.9 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit-sharing feature that may improve SFL’s operating results.

The majority of SFL’s vessels are employed on time charter contracts where the Company is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Container
SFL has a container fleet of 36 vessels. The container fleet generated approximately $91.2 million in gross charter hire in the quarter. Approximately $2.6 million of the charter hire was profit share from fuel savings.

The Company has, together with Hapag-Lloyd, agreed to invest approximately $65 million in efficiency upgrades on six 14,000 teu vessels in connection with their new upcoming five-year charters, where SFL’s investment is limited to project management and certain upgrade costs estimated at approximately $3 million in total.

The first of the vessels, the Thalassa Partis, is currently in the shipyard for these efficiency upgrades, and is expected to commence the new charter to Hapag-Lloyd later this month, renamed as the Savannah Express.

Subsequent to quarter end, Maersk has exercised an extension option for the 9,500 teu vessel Maersk Sarat until mid-2025, adding approximately $13 million to our charter backlog. The option rate is higher than the current charter rate, and in addition we continue the profit share arrangement relating to scrubber benefits.

3 Fixed rate backlog as of September 30, 2023 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

Car carrier
SFL has a car carrier fleet of seven vessels, of which three are currently under construction. The car carrier fleet generated approximately $8.8 million of charter hire in the quarter.

In September, the Company took delivery of the Emden, the first of our four newbuild 7,000 ceu LNG dual-fuel car carriers. The vessel is currently performing a voyage charter for an Asia based operator from Asia to Europe, and thereafter the vessel will start its new ten-year time charter to Volkswagen Group. The initial two-month charter is reflective of the current strong market, with an EBITDA contribution estimated to approximately $8.5 million from the voyage. The equivalent will be applicable to the sister vessel Wolfsburg, which is due to be delivered from the shipyard towards the end of November.

Following the handover of the Emden and Wolfsburg to Volkswagen Group, the SFL Conductor and SFL Composer will continue their charters to Volkswagen Group for another three years plus two optional years, with an estimated EBITDA contribution of approximately $23.5 million per vessel per year.

Tankers
SFL had a fleet of 14 crude oil and product tankers at the beginning of the quarter. The vessels generated approximately $30.3 million in gross charter hire during the quarter. All of SFL’s tanker vessels are employed on long term charters.

In August, the only remaining bareboat chartered tanker, the VLCC Landbridge Wisdom, was delivered to its new owner following an exercise of a purchase option. The book gain recorded in the third quarter was approximately $2.2 million arising from the transaction.

During the quarter, two suezmax tankers were offhire for a total of 47 days combined in connection with scheduled periodic dry dockings. These costs are expensed directly for our shipping fleet, and operating expenses for the tankers in the quarter were therefore higher than normal.

Dry Bulk
The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $19.7 million in gross charter hire from the dry bulk vessels.

Seven dry bulk vessels, comprising of five supramax and two kamsarmax bulkers, were employed in the spot and short-term charter market in the quarter and earned approximately $6.2 million in net charter hire, compared to approximately $7.2 million in the previous quarter.

Offshore
SFL owns two modern harsh environment drilling rigs, the large jack-up rig Linus and the semi-submersible ultra-deepwater rig Hercules. During the third quarter, the rigs generated approximately $64.1 million in contract revenues, compared to approximately $19.0 million in the second quarter.

Linus is currently under a long-term contract with ConocoPhillips in Norway until 2028. In the third quarter the rig was off-hire for approximately 14 days relating to an unscheduled repair of the top drive. Accordingly, rig operating expenses were approximately $2.1 million higher than in the previous quarter.

Hercules completed the drilling contract with ExxonMobil in Canada in September, and has now been mobilized to Namibia where it is expected to start drilling for Galp Energia in mid-November. This contract has an estimated value of approximately $50 million. Thereafter the rig will mobilize to Canada for a new contract with Equinor Canada Ltd., with an estimated value of approximately $100 million. This is expected to commence in the second quarter of 2024.

During the third quarter, the rig recorded approximately $47.5 million in contract revenues, as the mobilization fees paid by ExxonMobil and associated costs is recognized over the actual drilling period pursuant to U.S. GAAP. The same principle has been applied for demobilization fees due after the drilling contract was completed.

Financing, Capital Expenditure and Corporate Matters
As of September 30, 2023, SFL had approximately $118 million of cash and cash equivalents and approximately $6.2 million in marketable securities, the Company also had unencumbered vessels with a combined market value of approximately $53 million at the end of the third quarter.

SFL fully redeemed its NOK denominated bond which matured in the third quarter, and simultaneously settled associated currency and interest rate swaps. The net repayment amount was approximately $49 million and was paid with cash at hand.

The Company has secured new financing arrangements totaling more than $1 billion thus far in 2023, and with the latest facilities concluded, SFL’s newbuild and capital expenditure commitments are fully financed, with expected net positive cash flows to the Company at vessel deliveries.

At the end of the third quarter, the Company had three newbuild car carriers under construction with approximately $136 million of gross remaining capital commitments. The vessels are fully financed by individual JOLCO financing arrangements, where approximately $195 million net is available upon deliveries combined.

The Company’s Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company's common shares, which is valid until June 30, 2024. Thus far, the Company has repurchased an aggregate of approximately 1.1 million shares at an average price of approximately $9.27 per share, which leaves approximately $90 million remaining available under the program. The Company is not obligated under the terms of the program to repurchase any of its common shares and the program may be suspended or reinstated at any time at the Company's discretion and without further notice.

Strategy and Outlook
We remain committed to our strategy of acquiring attractive assets in combination with long term charters to leading operators in maritime markets. Long term asset ownership provides high earnings visibility, lower residual value risk and enables us to invest in our vessels alongside our clients, as recently illustrated by fuel-efficiency efforts together with Hapag-Lloyd in our 14,000 teu vessels.

The Company’s diversified and extensive charter portfolio with approximately six years weighted average charter term provides the Company with significant visibility into future cash flows. Additionally, several of our charter contracts are structured with optionality features which may provide further upside for us in strong market conditions.

Following a series of successful upgrade projects on several assets, nearing completion of our newbuilding project and several charter extensions, we now have an enhanced earnings visibility which we expect should support our cash flow and distribution capacity going forward.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of approximately $2.9 million.

The drilling rig Hercules records revenue and costs associated with drilling contracts in accordance with Accounting Standards Codification (“ASC”) 606 Revenue from Contracts with Customers, which specifies that mobilization and demobilization fees (if applicable) and associated mobilization costs are to be recorded over the days spent drilling during the contracts.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

November 8, 2023

The Board of Directors

SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
THIRD QUARTER 2023 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2022
except per share data)	2023	2023	(audited)
Charter revenues: operating leases and rig revenue contracts	200,781	160,480	631,901
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	1,467	1,880	10,662
Profit share income	2,638	2,201	27,830
Total operating revenues	204,886	164,561	670,393
Gain on sale of assets and termination of charters	2,194	6,420	13,228

Vessel and rig operating expenses	(82,858)	(64,557)	(205,143)
Administrative expenses	(3,325)	(3,452)	(15,177)
Depreciation	(55,513)	(51,118)	(187,827)
Total operating expenses	(141,696)	(119,127)	(408,147)

Operating income	65,384	51,854	275,474

Results in associates	704	754	2,833
Interest income from associates	1,150	1,138	4,563
Interest income, other	1,954	2,809	3,410
Interest expense	(40,107)	(39,884)	(110,129)
Amortization of deferred charges	(2,069)	(1,805)	(7,210)
Interest and valuation gain/(loss) on non-designated derivatives	3,452	3,112	16,794
Gain/(loss) on investments in debt and equity securities	274	(1,040)	18,171
Other financial items	852	(6)	(1,138)
Taxes	(2,289)	—	—
Net income	29,305	16,932	202,768

Basic earnings per share ($)	0.23	0.13	1.60

Weighted average number of shares(2)	125,763,481	126,751,968	126,788,530
Common shares outstanding(2)	125,701,236	126,268,914	126,796,331

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended September 30, 2023 was $3.3 million (three months ended June 30, 2023: $3.9 million; full year 2022: $17.0 million).
(2) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 1.1 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
THIRD QUARTER 2023 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2022
(in thousands of $)	2023	2023	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	118,028	201,466	188,362
Investment in marketable securities	6,222	5,866	7,283
Amount due from related parties	3,986	3,589	4,392
Investment in sales-type, direct financing & leaseback assets, current portion	21,423	26,505	15,432
Other current assets	79,363	83,619	81,513

Long term
Vessels, rigs and equipment, net	2,623,925	2,589,834	2,646,389
Vessels and equipment under finance lease, net	583,866	594,278	614,763
Capital improvements, newbuildings and vessel deposits	99,222	112,799	97,860
Investment in sales-type, direct financing & leaseback assets, long term	37,098	84,845	103,591
Investment in associates(2)	16,517	16,542	16,547
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	36,958	41,793	40,198

Total assets	3,671,608	3,806,136	3,861,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	384,730	347,845	921,270
Amount due to related parties	1,098	1,504	1,936
Finance lease liability, current portion	210,301	54,873	53,655
Other current liabilities	116,254	184,712	79,750

Long term
Long term interest bearing debt, net of deferred charges	1,681,730	1,762,203	1,279,786
Finance lease liability, long term	222,662	391,553	419,341
Other long term liabilities	12,020	12,420	14,361

Stockholders’ equity	1,042,813	1,051,026	1,091,231

Total liabilities and stockholders’ equity	3,671,608	3,806,136	3,861,330
(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
THIRD QUARTER 2023 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	2022
	2023	2023	(audited)

OPERATING ACTIVITIES
Net income	29,305	16,932	202,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,231	52,564	198,318
Adjustment of derivatives to fair value recognised in net income	(2,306)	(1,860)	(17,142)
(Gain)/Loss on investments in debt and equity securities	(274)	1,040	(18,171)
Results in associates	(704)	(754)	(2,833)
Gain on sale of assets and termination of charters	(2,194)	(6,420)	(13,228)
Repayment of investment in sales-type, direct financing & leaseback assets	3,348	3,875	17,025
Other, net	124	1,058	1,381
Change in operating assets and liabilities	(53,323)	83,471	(12,993)
Net cash provided by operating activities	31,207	149,906	355,125

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(65,616)	(111,188)	(602,499)
Proceeds from sale of vessels and termination of charters	51,989	60,471	83,333
Cash received from associates	727	720	2,916
Other assets / investments	4,780	(1,860)	17,162
Net cash used in investing activities	(8,120)	(51,857)	(499,088)

FINANCING ACTIVITIES
Repayments of finance lease liability	(13,464)	(13,343)	(51,204)
Proceeds from long and short term debt	91,267	425,047	959,595
Repayment of long and short term debt	(99,391)	(367,865)	(611,310)
Repurchase of Company bonds	(38,067)	(84,920)	—
Expenses paid in connection with securing finance	(500)	(5,429)	(7,142)
Principal settlements of cross currency swaps, net	(10,600)	—	—
Cash paid for share repurchase	(5,339)	(4,835)	—
Cash dividends paid	(30,431)	(30,431)	(111,574)
Net cash provided by/ (used in) financing activities	(106,525)	(81,776)	178,365

Net increase/ (decrease) in cash, cash equivalents	(83,438)	16,273	34,402
Cash, cash equivalents at beginning of period	201,466	185,193	153,960
Cash, cash equivalents at end of period	118,028	201,466	188,362

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2023 (UNAUDITED)

Condensed income statement data for the three months ended September 30, 2023

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,599
Interest expense, related party (2)	(574)
Interest expense, other	(3,357)
Other items (3)	36
Net income (4)	704

(1) Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended September 30, 2023 was $3.3 million.
(2) ‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended September 30, 2023, the Company recorded approximately $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a decrease of the credit loss provision of $0.0 million for the three months ended September 30, 2023.
(4) ‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of September 30, 2023

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,439
Investment in direct financing leases including current portion	237,955
Total assets	240,394

Short term and long term portions of lease liability	200,785
Other current liabilities	637

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,517

Total liabilities and stockholder's equity	240,394

(1) The numbers represent the Company's relative share of 49.9% in River Box Holding Inc.
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) ‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
THIRD QUARTER 2023 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Sep 30, 2023
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	31,207	3,785
Non cash movements in other assets and liabilities	55,321	139
Interest related to Non- Designated Derivatives	(1,146)	—
Interest expense	40,107	3,357
Interest income, other	(1,954)	—
Interest (income)/expense from associates	(1,150)	574

Adjusted EBITDA (1)	122,385	7,855

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.